SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Earnings Release | 2Q14

2Q14 Conference Call

August 11, 2014

> 9:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5800 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 30236515
+55-11-3127-4999 (USA)
Code: 31355149
Webcast: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Phone: +55 11 3025-9242 / 9305
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Telephone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 435.559.201[1]
Average daily trading volume (90 days²):
R$22.7 million
(1) Including 30,812,827 treasury shares
(2) Until June 30, 2014

Gafisa 60 ANOS

GAFISA RELEASES 2Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, August 08, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended June 30, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

We are pleased to report continued improvement in Gafisa and Tenda’s financial results during the second quarter of 2014. In spite of the uncertain economic environment and the impact, at the end of the quarter, of the World Cup in Brazil, the Company was able to report solid operating results, which positively impacted financial performance.

Gafisa’s profitability continues to improve. In the quarter, margins were in line with our expectations and are consistent with the business plan for the year. Adjusted gross margin reached 38.1%, and adjusted EBITDA margin was 20.9%, as a result of our strategy of consolidating operations in the more profitable markets of São Paulo and Rio de Janeiro. In response to the consumer spending environment in Brazil, we are taking a selective approach to product development and closely monitoring the execution process. In the second quarter we launched PSV of R$314.7 million in the Gafisa segment, comprising three projects in São Paulo and Osasco. Pre-sales during the period totaled R$ 251.3 million, reflecting the continued sale of inventory. The speed of sales improved on a sequential basis and was stable year-over-year. In the second quarter, the number of deliveries increased almost three-fold to 1,504 units, compared with 524 units in the 1Q14. The high level of deliveries underpinned the volume of transfers, which reached R$ 442.8 million in the first-half. While the sequential increase in quarterly unit deliveries led to an associated rise in cancellations, the result was lower on a year-over-year basis. The Gafisa segment generated net income of R$ 17.1 million in 2Q14, ending the 1H14 with accumulated income of R$ 14.8 million.

The Tenda segment also performed well. Net pre-sales totaled R$181.7 million, the best quarterly result since the fourth quarter of 2011, which marked the early stage of the turnaround process. The volume of sales cancelations declined 25.5% on a year-over-year basis, reflecting the immediate transfer of sales and the gradual reduction in legacy projects in the portfolio. While the segment’s performance improved in the quarter, sales were nonetheless impacted by the World Cup in Brazil, which reduced in store traffic. The performance of projects launched under the New Model was in line with expectations, due to good sales velocity, fast transfer to financial institutions and tight control over construction costs. In 2Q14, Tenda transferred 1,708 units, representing R$223.7 million in sales. This solid operating performance resulted in a significant improvement in financial results. Adjusted gross income reached R$69.4 million in the first-half, with a margin of 24.5%. The Company expects a sequential improvement in Tenda’s profitability, due to the ongoing streamlining of the segment’s cost and expense structure, the adherence to and strong performance of the New Business Model, and the contribution of a smaller number of underperforming legacy projects.

2

Consolidated launch volumes for the quarter reached R$413.7 million and R$949.1 million in the first-half, while pre-sales were R$433.0 million and R$672.3 million respectively. Adjusted gross profit was R$205.2 million with a margin of 35.7% in the quarter, 7.5 percentage points above that of the previous year. The result underscores the improved operating and financial performance achieved by the two segments in 2Q14. During the first-half, adjusted gross profit was R$337.4 million, with a margin of 33.5%. Adjusted EBITDA was R$89.8 million in 2Q14 and R$116.3 million in 1H14, with an EBITDA margin of 15.6% and 11.5%, respectively.

The Company reported a loss of R$851.0 thousand in the second quarter, as a profit of R$17.1 million in the Gafisa segment was offset by a loss of R$18.0 million in the Tenda segment. In 1H14, the net loss was R$40.6 million.

We would also like to highlight the Company’s operating cash generation in the first half of the year. We ended 2Q14 with operating cash flow of R$39.1 million, totaling R$ 146.1 million in 1H14, as a result of: (i) the Company’s success in transferring units sold to financing agents, with nearly R$851 million transferred in the period; and (ii) greater control over the business cycle. Free cash flow generation in 2Q14 was negative at R$ 1.3 million, while in 1H14, free cash flow was positive at R$19.2 million.

The Net Debt/Equity ratio was 44.9% at the end of June and stable on a sequential basis. Excluding project finance, the Net Debt/Equity ratio was negative 16.9%.

During the second quarter we made further progress in separating the Gafisa and Tenda business units into two independent companies. During the quarter, a number of administrative functions, including Services, Personnel and People Management, among others, were split, and are currently operating independently from an administrative point of view. At the same time, we continue to evaluate the most appropriate capital structure for Gafisa and Tenda.

Looking ahead, we are confident in our business’s prospects, and believe that the measures implemented to date mean we are well-positioned to face future challenges.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda

3

FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$397.9 million in the Gafisa segment and R$176.9 million in the Tenda segment. This resulted in consolidated revenue of R$574.8 million in the second quarter, a reduction of 10.3% compared with the 2Q13, and an increase of 32.8% from the 1Q14. In the 1H14, net revenue reached R$1,007.5 million.

▲       Adjusted gross profit for 2Q14 was R$205.3 million, up from R$180.0 million in 2Q13 and R$132.1 million in the previous quarter. Adjusted gross margin rose to 35.7% versus 28.1% in the prior-year period and 30.5% in the 1Q14. Gafisa’s contribution was an adjusted gross profit of R$151.5 million, with an adjusted margin of 38.1%, while Tenda’s contribution was R$53.8 million, with a margin of 30.4% in 2Q14. In the first half, consolidated adjusted gross profit was R$337.4 million, and adjusted gross margin was 33.5%.

▲       Adjusted EBITDA was R$89.8 million in the 2Q14. The Gafisa segment reported adjusted EBITDA of R$83.4 million, while the Tenda segment’s adjusted EBITDA was negative at R$1.9 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 1H14, consolidated adjusted EBITDA reached R$116.3 million. Consolidated EBITDA margin reached 15.6% in 2Q14 and 11.5% in 1H14.

▲       The Company reported a consolidated net loss of R$851.0 thousand in the second quarter. Gafisa reported a profit of R$17.1 million, while Tenda reported a loss of R$18.0 million. In the 1H14, the net loss reached R$40.6 million.

▲       Operating cash generation reached R$39.1 million in the 2Q14 and R$146.1 million in the 1H14. In the 2Q14, the Company recorded cash burn of R$1.3 million, while in the first half, cash generation was R$19.2 million.

OPERATING RESULTS

▲       Launches totaled R$413.7 million in the 2Q14, compared to R$535.4 million in the 1Q14. In 1H14, R$949.1 million were launched. The Gafisa segment accounted for R$668.7 million across 6 projects, while the Tenda segment launched 6 projects with a total PSV of R$280.5 million.

▲       Consolidated pre-sales totaled R$433.0 million in the 2Q14, compared to R$386.8 million in the 2Q13. In the 1H14, sales reached R$672.4 million, with R$438.9 million in the Gafisa segment and R$233.5 million in the Tenda segment. Consolidated sales from launches in the period (1H14) represented 32% of the total, while sales from inventory comprised the remaining 68%.

▲       Consolidated sales over supply (SoS) reached 12.6% in 2Q14, compared to 7.5% in 1Q14. The result was stable on a year-over-year basis. In the Gafisa segment, SoS was 9.8%, while in the Tenda segment it was 20.8%.

▲       Consolidated inventory at market value increased R$61.9 million on a sequential basis, reaching R$3.0 billion. Gafisa’s inventory reached R$2.3 billion and Tenda’s inventory totaled R$691.4 million.

▲       Throughout the second quarter, the Company delivered 19 projects, totaling 3,689 units, representing R$678.2 million. The Gafisa segment delivered 1,504 units, while the Tenda segment delivered the remaining 2,185 units.

4

ANALYSIS OF RESULTS

Gafisa Segment

Gross Margin Expansion and Reduction in Expenses Benefit EBITDA Margin

The Gafisa segment’s margin has been improving in recent quarters, due to the consolidation of operations in certain markets and the delivery of legacy projects. In the 2Q14, adjusted gross profit increased to R$ 151.5 million, compared to R$ 116.5 million in the previous quarter and R$ 144.6 million in the 2Q13. Accordingly, the adjusted gross margin reached 38.1%, up from 35.7% in the 1Q14. Another highlight is the 14.0% y-o-y reduction in the amount of expenses, despite higher launch volumes in the period. These factors contributed to an increase in EBITDA margin to 20.9% from 16.8% in 1Q14 and 15.3% in the previous year.

Net Income

Net income for the period was R$17.1 million, compared to a loss of R$2.3 million in 1Q14, and profit of R$11.9 million in the year-ago period. Excluding the equity from Alphaville, at R$8.4 million, the Gafisa segment’s net income was positive at R$8.7 million, compared with net income of R$ 1.1 million in 1Q14 and a net loss of R$ 30.6 million in the previous year.

Note that currently Gafisa holds a 30% stake in Alphaville, while in 2Q13 this stake was 80%.

Gafisa Segment (R$ million)	2Q14	1Q14	2Q13
Adjusted Gross Profit	151.5	116.5	144.6
Adjusted Gross Margin	38.1%	35.7%	38.7%
Net Profit	17.1	(2.3)	11.9
Equity income from Alphaville	8.4	(3.4)	42.5
Net Profit Ex-Aphaville	8.7	1.1	(30.6)

Tenda Segment

Significant Gross Margin Expansion and Lower Expenses

The reduced contribution and complexity of Tenda legacy projects, coupled with the resumption of launches under a new business model, is resulting in a gradual improvement in the segment’s margins. In the 2Q14, adjusted gross profit increased to R$53.8 million, compared to R$15.6 million in the previous quarter and R$35.4 million in 2Q13. Accordingly, the adjusted gross margin reached 30.4%, compared to a margin of 14.7% in the 1Q14 and 13.3% in 2Q13.

A streamlined cost structure, which better reflects the size of operations, also contributed to the segment’s second quarter results. Selling, general and administrative expenses once again decreased from a year earlier, with a sharp 30.0% reduction in selling expenses, despite higher launch volumes in the period. This was mainly driven by the sale of units through Tenda’s own stores, which is one of the pillars of the new Tenda business model.

Net Income

Second quarter net income was negative at R$18.0 million, compared to a net loss of R$37.5 million in 1Q14, and R$26.0 million in 2Q13.

Tenda Segment (R$ million)	2Q14	1Q14	2Q13
Adjusted Gross Profit	53.8	15.6	35.4
Adjusted Gross Margin	30.4%	14.7%	13.3%
Net Profit	(18.0)	(37.5)	(26.0)

5

RECENT EVENTS

Share Buyback Program

Regarding the share buyback program in place, on July 25, 2014, the Company had acquired 24 million shares, or around 74% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not oblige the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 28, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions. The new program can repurchase the remaining balance of shares.

Change in Tenda Securities Issuer Category

In keeping with the process to separate the Gafisa and Tenda business units, on July 29, 2014 the Company informed the market that the Brazilian Securities and Exchange Commission (CVM) authorized Tenda to change its securities issuer category to Category “A”.

Such conversion is part of the first phase of the process to separate the two segments, which was announced in February. Both Gafisa and Tenda are still working on studies related to separation alternatives and assessing issues relating to capital structure, liquidity, fiscal, tax, legal and corporate aspects, among others.

6

Key Numbers for the Gafisa

Table 1 – Gafisa Segment - Operating and Financial Highlights – (R$000, and % Gafisa)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	314,733	353,934	-11.1%	215,910	45.8%
Net pre-sales	251,290	187,555	34.0%	216,911	15.8%
Net pre-sales of Launches	116,334	37,915	206.8%	109,909	5.8%
Sales over Supply (SoS)	9.8%	7.9%	190 bps	9.8%	0 bps
Delivered projects (Units)	1,504	524	187.0%	1,642	-8.4%
Net Revenue	397,907	326,750	21.8%	374,360	6.3%
Adjusted Gross Profit¹	151,446	116,530	30.0%	144,575	4.8%
Adjusted Gross Margin¹	38,1%	35.7%	240 bps	38.7%	-66 bps
Adjusted EBITDA[2]	83,353	54,810	52.1%	57,271	59.5%
Adjusted EBITDA Margin[2]	20.9%	16.8%	417 bps	15.3%	560 bps
Net Income (Loss)	17,132	-2,331	-835.0%	11,867	44.4%
Backlog revenues	1,298,089	1,429,230	-9.2%	1,832,247	-29.2%
Backlog results ³	470,361	526,273	-10.6%	639,307	-26.4%
Backlog margin ³	36.2%	36.8%	-59 bps	34.9%	134 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda

Table 2 – Tenda Segment - Operating and Financial Highlights – (R$000, and % Tenda)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	99,011	181,445	-45.4%	33,056	199.5%
Net pre-sales	181,728	51,767	251.0%	169,841	7.0%
Net pre-sales of Launches	42,299	20,256	108.8%	68,541	-37.8%
Sales over Supply (SoS)	20.8%	6.4%	1440 bps	20.0%	80 bps
Delivered projects (Units)	2,185	1,272	71.8%	1,731	26.2%
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%
Adjusted Gross Profit¹	53,805	15,563	245.7%	35,398	52.0%
Adjusted Gross Margin¹	30.4%	14.7%	1572 bps	13.3%	1693 bps
Adjusted EBITDA[2]	-1,907	-24,913	-92.3%	-5,824	-67.3%
Adjusted EBITDA Margin[2]	-1.1%	-23.5%	2244 bps	-2.2%	111 bps
Net Income (Loss)	-17,983	-37,460	-52.0%	-26,012	-30.9%
Backlog revenues	207,912	212,031	-1.9%	315,842	-34.2%
Backlog results ³	61,563	67,482	-8.8%	69,326	-11.2%
Backlog margin ³	29.6%	31.8%	-222 bps	21.9%	766 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

7

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Company)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	413,744	535,379	-22.7%	248,966	66.2%
Launches, units	1,089	1,866	-41.6%	609	78.8%
Pre-sales	433,018	239,323	80.9%	386,752	12.0%
Pre-sales, units	1,628	767	112.2%	1,834	-11.2%
Pre-sales of Launches	158,633	58,171	172.7%	153,099	3.6%
Sales over Supply (SoS)	12.6%	7.5%	510 bps	12.6%	0 bps
Delivered projects (PSV)	678,171	557,508	21.6%	636,681	6.5%
Delivered projects, units	3,689	1,796	105.4%	3,373	9.4%
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%
Adjusted Gross Profit[1]	205,261	132,093	55.4%	179,972	14.1%
Adjusted Gross Margin¹	35.7%	30.5%	518 bps	28.1%	763 bps
Adjusted EBITDA ²	89,838	26,470	239.4%	93,921	-4.3%
Adjusted EBITDA Margin ²	15.6%	6.1%	951 bps	14.7%	97 bps
Net Income (Loss)	-851	-39,789	-97.9%	-14,144	-94.0%
Backlog revenues	1,506,001	1,641,262	-8.2%	2,148,090	-29.9%
Backlog results ³	531,924	593,755	-10.4%	708,634	-24.9%
Backlog margin ³	35.3%	36.2%	-86 bps	33.0%	233 bps
Net Debt + Investor Obligations	1,408,283	1,403,824	0.3%	2,519,219	-44.1%
Cash and cash equivalents	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Shareholder’s Equity	3,116,182	3,106,356	0.3%	2,449,326	27.2%
Shareholder’s Equity+ Minority	3,138,131	3,129,509	0.3%	2,618,458	19.8%
Total Assets	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%
(Net Debt + Obligations) / (SE + Minority)	44.9%	44.9%	2 bps	96.2%	-5133 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

8

Update on the Separation Process

Administrative Split and Next Steps

Throughout this quarter, the Company continued to evaluate the potential separation of the Gafisa and Tenda business units.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and its shareholders.

As announced in the first quarter, the Company made some initial progress in splitting Gafisa and Tenda’s administrative structures, so that they can operate independently in the future.

In this quarter, the Company made the following progress:

(1)   Effective separation of the following areas: Services, Personnel and Management Center, among others;

(2)   Physical separation of business units, with the aforementioned teams established at their respective head offices: Gafisa and Tenda;

(3)   Appointment of Felipe Cohen as the new Chief Financial and Investor Relations Officer of Tenda. The appointment marks an additional step in establishing the Tenda business as a standalone entity.

At the same time, the Company continues to evaluate separation alternatives for the two companies.

Among the initiatives and studies being undertaken, we highlight:

(1)   Review of relationship with agents potentially linked to the separation process in order to align  contractual and operational issues related to the possible separation.;

(2)   Amendment with the Brazilian Securities and Exchange Commission (CVM), related to the category of Tenda as an issuer. Since late July 2014, Tenda became registered under Category A.

(3)   Continuity of studies regarding the definition of a capital structure, which is appropriate to the business cycle of each company, as well as liquidity, and fiscal, tax, legal, corporate aspects, among others.

Over the coming months, the Company will continue the necessary studies for the separation of Gafisa and Tenda, and will keep its shareholders and the market informed as to the progress and developments of this process.

9

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000.

Operating Results

Launches and Pre-Sales

Second quarter launches totaled R$314.7 million, representing 3 projects/phases located in the cities of São Paulo and Osasco. In the 2Q13, the segment registered R$215.9 million in launches.

The Gafisa segment’s 2Q14 gross pre-sales totaled R$371.2 million. Taking into account a 12.9% y-o-y decline in the volume of dissolutions, 2Q14 net pre-sales increased 15.9% y-o-y to R$251.3 million. The sale of units launched during the quarter represented 38.3% of the total, reaching R$96.3 million. The segment accounted for 76% of consolidated launches.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Launches	314,733	353,934	-11.1%	215,910	45.8%
Pre-sales	251,290	187,555	34.0%	216,911	15.8%

10

Sales over Supply (SoS)

2Q14 sales velocity increased to 9.8% from 7.9% in 1Q14 and was in line with the previous year. Considering the last 12 months, Gafisa’s SoS ended the 2Q14 at 31.8%.

Dissolutions

The Company has achieved a consistent reduction in the level of dissolutions. Gafisa segment dissolutions decreased 12.9% y-o-y, in keeping with a decline in the level of dissolutions to a more stable level.

Of the 255 Gafisa segment units cancelled and returned to inventory, 57.6% were resold in the same period.

Inventory

In 2Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 62% of total sales in the period. The market value of Gafisa segment inventory reached R$2.3 billion in the 2Q14, as compared to R$2.2 billion in the previous quarter. Finished units outside of core markets accounted for R$220.9 million, or 9.5% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 1Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 2Q14	% Q/Q
São Paulo	1,381,135	314,733	94,078	(285,129)	45,702	1,550,518	12.3%
Rio de Janeiro	561,294	-	7,217	(32,505)	14,626	550,633	-1.9%
Other Markets	256,867	-	18,622	(53,573)	(985)	220,931	-14.0%
Total	2,199,296	314,733	119,917	(371,207)	59,342	2,322,081	5.6%

During the same period, finished units comprised R$312.9 million, or 13.5% of total inventory. Of this amount, inventory from projects launched outside core markets represented R$180.3 million, as compared to R$196.7 million in 1Q14. The Company has seen an improvement in the sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a relevant portion of its inventory in non-core markets.

11

Table 6. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 1Q14
São Paulo	280,180	130,693	944,665	102,487	92,494	1,550,518
Rio de Janeiro	165,088	-	111,138	234,240	40,166	550,633
Other Markets	-	-	-	40,605	180,326	220,931
Total	445,268	130,693	1,055,803	377,332	312,986	2,322,081

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.1 billion, is comprised of 32 different projects/ phases, amounting to nearly 10.8 thousand units, 77% located in São Paulo and 23% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 59% in the second quarter.

Table 7. Gafisa Segment- Landbank (R$000)

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential units (100%)
São Paulo	4,736,453	43%	42%	1%	9,045	9,945
Rio de Janeiro	1,413,300	90%	90%	0%	1,725	1,728
Total	6,149,753	59%	59%	0%	10,770	11,673

Table 8. Gafisa Segment - Changes in the Landbank (R$000)

	Initial Landbank	Land Aquisition	Launches	Adjusts	Final Landbank
São Paulo	4,944,213	118,375	(314,733)	(11,402)	4,736,453
Rio de Janeiro	1,414,269	-	-	(969)	1,413,300
Total	6,358,482	118,375	(314,733)	(12,371)	6,149,753

In 2Q14, the Company acquired new land with potential PSV of R$118.4 million at a cost of R$20.2 million, of which 46.5% was acquired with cash, and 53.5% through swap agreements. In regards to the land acquired in the quarter, about R$2.3 million was disbursed in 2Q14 and approximately another R$7.1 million will be disbursed by the end of the year.

Second quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 2Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 53.6% of gross sales. Gafisa Vendas currently has a team of 410 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 2Q14, Gafisa delivered 8 projects/phases and 1,504 units.

12

Table 9. Gafisa Segment - Delivered Projects

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
PSV Transferred [1]	210,677	232,076	-9.2%	208,467	1.1%
Delivered Projects	8	5	100.0%	9	-11.1%
Delivered Units	1,504	524	187.0%	1,642	-8.4%
Delivered PSV [2]	454,880	458,420	-0.8%	436,038	4.3%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV - Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 2Q14 totaled R$397.9 million, up 21.8% versus 1Q14 and 6.3% versus the prior year period.

In the 2Q14, approximately 97.6% of Gafisa Segment revenues were derived from projects in Rio de Janeiro and São Paulo, while 2.4% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment - Revenue Recognition (R$000)

	2Q14				2Q13
LLaunches	Pre-sales	% Sales	Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales
2014	116,334	46.3%	5,711	1.4%	-	-	-	-
2013	11,977	4.8%	63,529	16.0%	98,214	45.3%	34,195	9.1%
2012	42,528	16.9%	125,655	31.6%	72,592	33.5%	52,261	14.0%
≤ 2011	80,451	32.0%	203,012	51.0%	46,105	21.3%	287,904	76.9%
Total	251,290	100.0%	397,907	100.0%	216,911	100.0%	374,360	100.0%
SP + RJ	216,338	86.1%	388,504	97.6%	201,605	92.9%	352,581	94.2%
Other Markets	34,952	13.9%	9,402	2.4%	15,305	7.1%	21,779	5.8%

Gross Profit & Margin

Gross profit for the Gafisa segment in 2Q14 was R$119.1 million, compared to R$88.9 million in 1Q14, and R$124.1 million in the prior year period. Gross margin for the quarter was 29.9%, up 274 bps over the previous quarter. Gafisa’s margins and profitability have improved, in keeping with the delivery of legacy projects and the strategic geographic consolidation. At the same time, the increased contribution of newer, more profitable projects launched by the end of 2013 positively impacted results. Excluding financial impacts, the adjusted gross margin reached 38.1%.

The below table contains more details on the breakdown of Gafisa’s gross margin in 2Q14.

Table 11. Gafisa Segment– Gross Margin (R$000)

	2T14	1T14	T/T (%)	2T13	A/A (%)
Net Revenue	397,907	326,750	21.8%	374,360	6.3%
Gross Profit	119,135	88,890	34.0%	124,065	-4.0%
Gross Margin	29.9%	27.2%	274 bps	33.1%	-320 bps
( - ) Financial costs	-32,321	-27,640	16.9%	-20,510	57.6%
Adjusted Gross Profit	151,456	116,530	30.0%	144,575	4.8%
Adjusted Gross Margin	38.1%	35.7%	240 bps	38.7%	-66 bps

13

Table 12. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	2Q14
Net Revenue	388,504	9,403	397,907
Adjusted Gross Profit	149,742	1,715	151,457
Adjusted Gross Margin	38.5%	18.2%	38.1%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$59.8 million in the 2Q14, a 14.0% decrease y-o-y. Selling expenses decreased by R$11.1 million, or 27.9% y-o-y, despite the higher volume of launches, totaling R$28.4 million, reflecting lower marketing expenses and sales commissions. To note, due to the concentration of first quarter launches in the last weeks of the period, a large proportion of sales expenses were accounted for in the 2Q14 results.

The segment’s general and administrative expenses reached R$ 31.4 million, remaining stable compared with previous quarters.

Table 13. Gafisa Segment– SG&A Expenses (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	28,425	18,995	49.6%	39,438	-27.9%
General & Administrative Expenses	31,406	32,449	-3.2%	30,105	4.3%
Total SG&A Expenses	59,831	51,444	16.3%	69,543	-14.0%
Launches	314,733	353,934	-11.1%	215,910	45.8%
Net Pre-Sales	251,290	187,555	34.0%	216,911	15.8%
Net Revenue	397,907	326,750	21.8%	374,360	6.3%

In the quarter, the Company recorded a R$ 13.9 million provision for the stock option program of its former subsidiary Alphaville, with exercise scheduled for 2014. To note, this is a one-off expense, which impacts cash only in the next quarter. As a result, the Other Operating Income/Expenses line totaled an expense of R$24.3 million, a 52.3% increase compared with 1Q14. Excluding the effect of the provision, this line was R$ 10.5 million, a 34.4% decrease compared to the previous quarter.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$83.4 million in the 2Q14, up 45.5%, as compared to R$57.3 million in the previous year and above the R$54.8 million recorded in 1Q14. Adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, experienced a sharp increase, reaching 20.9%, compared with a margin of 15.3% in the year-ago period. In 1H14, the Gafisa segment’s adjusted EBITDA reached R$138.2 million, with a margin of 19.1%.

In 2Q14, Gafisa’s operating performance benefited from by a R$ 9.7 million, or 14.0%, y-o-y reduction in the level of selling, general and administrative expenses.

14

Table 14. Gafisa Segment - Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	17,132	-2,331	-835.0%	11,867	44.4%
(+) Financial results	4,405	7,824	-43.7%	35,563	-87.6%
(+) Income taxes	7,208	4,022	79.2%	3,461	108.3%
(+) Depreciation & Amortization	11,311	11,206	0.9%	8,558	32.2%
(+) Capitalized interests	32,321	27,640	16.9%	20,510	57.6%
(+) Expenses w/ stock options	20,809	3,570	482.9%	4,851	329.0%
(+) Minority shareholders	-1,441	-548	163.0%	14,935	-109.6%
(-) Alphaville Effect Result	-8,392	3,427	-344.9%	-42,473	-80.2%
Adjusted EBITDA	83,353	54,810	52.1%	57,272	45.5%
Net revenue	397,907	326,750	21.8%	374,360	6.3%
Adjusted EBITDA Margin	20.9%	16.8%	417 bps	15.3%	565 bps

1)        EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2)        Gafisa segment EBITDA does not consider the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$470.4 million in the 2Q14. The consolidated margin for the quarter was 36.2%, an increase of 134 bps compared to the result posted last year. The table below shows the backlog margin:

Table 15. Gafisa Segment - Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q.Q(%)	2Q13	Y.Y(%)
Revenues to be recognized	1,298,089	1,429,230	-9.2%	1,832,247	-29.2%
Costs to be recognized (units sold)	-827,728	-902,957	-8.3%	-1,192,940	-30.6%
Results to be Recognized	470,361	526,273	-10.6%	639,307	-26.4%
Backlog Margin	36.2%	36.8%	-59 bps	34.9%	134 bps

15

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

Second quarter launches totaled R$99.0 million and included 2 projects/phases in the states of Rio de Janeiro and Minas Gerais. The brand accounted for 24% of 2Q14 consolidated launches.

During 2Q14, gross sales reached R$299.3 million, while net pre-sales totaled R$181.7 million. Sales from inventory accounted for 94.4% of the total, while sales from units launched during 2Q14 accounted for the remaining 5.6%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 16. Tenda Segment – Launches and Pre-sales (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Lauches	99,011	181,445	-45.4%	33,056	199.5%
Pre-sales	181,728	51,767	251.0%	169,841	7.0%

16

Sales over Supply (SoS)

In 2Q14, sales velocity (sales over supply) continued to improve, reaching 20.8%, which is in line with the same period last year. Considering the last 12 months, Tenda’s SoS ended the 2Q14 at 44.2%.

Dissolutions

The level of dissolutions in the Tenda segment has decreased since the end of 2011, declining 25.5% to R$117.6 million in 2Q14 compared with 2Q13.

A high volume of recent deliveries, combined with changes to Caixa’s credit criteria in the last 2 quarters of 2013, impacted the ability of some customers to secure financing and resulted in an increase in first quarter 2014 cancellations. As expected, the impact of these factors has diminished and the level of cancellations in Tenda resumed its downward trend in this quarter. Approximately 80% of 2Q14 dissolutions in the Tenda segment related to old projects.

Table 17. Tenda Segment – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259	810
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294

17

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Of the 788 Tenda units cancelled and returned to inventory in the quarter, 55% were resold to qualified customers during the same period. In 1H14, nearly 79% of dissolutions related to the new Tenda model were resold in the same period. The sale and transfer process plays an important role in the New Tenda Business Model, in which we expect that, within a period of up to 90 days, the effective sale and transfer process is complete.

Tenda Segment Transfers

In the 2Q14, Tenda transferred 1,708 units to financial institutions, representing R$223.7 million. In the 1H14, Tenda transferred 3,176 units, representing R$413.2 million.

Table 18. Tenda Segment - PSV Transferred - Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
New Projects	-	26,608	26,608	42,921	49,776	69,563
Legacy	274,358	249,699	230,613	145,038	139,721	154,155
PSV Transferred[1]	274,358	276,308	257,222	187,959	189,497	223,717

1)        PSV transferred refers to actual effective cash inflow of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 2Q14, Tenda delivered 11 projects/phases and 2,185 units. Regarding Tenda’s legacy projects, there are around 4,400 remaining units to be delivered.

Inventory

Tenda has achieved satisfactory results in its inventory reduction initiatives, with inventory representing 94.4% of total sales. The market value of Tenda inventory was R$691.4 million at the end of the second quarter, down 9.1% when compared to R$752.3 million at the end of 1Q14. Inventory related to the remaining units for the Tenda segment totaled R$421.6 million or 60.9% of the total, down 14.3% over 1Q14. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$487.9 million, or 70.6% of total inventory, while units outside the program totaled R$203.6 million in the 2Q14, down 21.8% q-o-q.

Table 19. Tenda Segment -  Inventory at Market Value (R$000) – by Region

	Inventories IP1 1Q14	Launches	Dissolutions	Pre-sales	Price Adjustment + Others[5]	Inventories FP2 2Q14	% Q/Q3
São Paulo	189.051	-	31.043	(74.970)	15.239	160.362	17,9%
Rio de Janeiro	145.119	38.592	11.683	(60.278)	9.475	144.591	0,4%
Minas Gerais	52.069	60.419	18.374	(29.231)	(3.151)	98.480	-47,1%
Bahia & Pernambuco	129.016	-	13.894	(45.975)	4.830	101.765	26,8%
Others	237.047	-	42.620	(88.888)	(4.549)	186.229	27,3%
Total Tenda	752.302	99.011	117.614	(299.342)	21.844	691.428	8,8%
MCMV	491.992	99.011	83.694	(235.127)	48.288	487.857	0,8%
Out of MCMV	260.309	-	33.921	(64.215)	(26.444)	203.571	27,9%

Table 19. Tenda Segment - Inventory at Market Value  (R$000) – Construction Status

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 2Q14
New Model - MCMV	-	184,193	76,161	8,644	875	269,874
Legacy - MCMV	-	-	-	36,369	181,615	217,983
Legacy – Out of MCMV	-	-	-	35,875	167,696	203,571
Total Tenda	-	184,193	76,161	80,887	350,186	691,428

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

18

Second quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.7 billion, is comprised of 32 different projects/phases, of which 18.4% are located in São Paulo, 19.2% in Rio de Janeiro, 9.9% in Minas Gerais and 52.5% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 21.0 thousand units.

Table 21. - Tenda Segment - Landbank (R$000)

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	498,607	10%	10%	0%	3,571	3,600
Rio de Janeiro	519,128	19%	19%	0%	4,011	4,063
Nordeste	1,423,527	14%	14%	0%	11,563	11,660
Minas Gerais	268,930	62%	62%	0%	1,876	1,988
Total	2,710,192	21%	21%	0%	21,021	21,311

Table 22. Tenda Segment– Changes in the Landbank

	Inicial Landband	Land aquisition	Launches	Adjusts	Final Landbank	Inicial Landband
São Paulo/South	832,139	-	-	-	(333,532)	498,607
Rio de Janeiro	471,885	-	-	(38,592)	83,835	519,128
Nordeste	1,263,732	27,085	-	-	132,710	1,423,527
Minas Gerais	392,871	-	(144,976)	(60,419)	81,453	268,930
Total	2,960,627	27,085	(144,976)	(99,011)	(33,534)	2,710,192

In 2Q14, the Company acquired new land with potential PSV of R$27.1 million, representing an acquisition cost of R$2.9 million. This land was acquired in full through swap agreements.

New Model Update and Turnaround

During the first half of the year, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a launched PSV of R$594.4 million to date. Below is a brief description of the performance of these projects:

Table 23. Tenda – New Model Monitoring

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo	Verde Vida F2	Pq. Rio Maravilha	Candeias	Parque das Flores	Palácio Imperial	Vila Florida
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13	jan/14	mar/14	mar/14	mar/14	may/14	may/14
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG
Units	580	440	240	340	260	300	300	340	440	432	100	259	432
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0	42.4	63.8	58.8	16.4	38.6	60.4
Sales	578	402	236	296	254	169	210	87	150	123	28	24	49
% Sales	99%	91%	98%	87%	98%	56%	70%	26%	34%	28%	28%	9%	11%
SoS avg (Month)	7%	6%	7%	7%	9%	7%	10%	4%	9%	7%	14%	5%	6%
Transferred (Sales)	578	344	226	255	248	116	185	55	68	42	12	0	15
% Transferred	100%	86%	96%	86%	98%	68%	88%	63%	45%	34%	43%	0%	31%
Work progress	100%	95%	100%	40%	61%	60%	13%	9%	8%	0%	0%	0%	0%

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2014, with approximately 95% of the remaining units to be delivered by the end of the year.

19

Financial Result

Revenues

Tenda’s net revenue in 2Q14 totaled R$176.9 million, a reduction of 33.6% compared with the previous year. The decline reflects the low level of revenues related to the resumption of Tenda launches in the 1Q13. As shown in the table below, revenues from new projects accounted for 38.9% of Tenda’s revenues in 2Q14, while revenues from older projects accounted for the remaining 61.1%. In 1H14, Tenda recorded net income of R$282.9 million, of which R$127.0 million, or 44.9%, is related to the New Business Model.

Table 24. Tenda - Pre-Sales and Recognized Revenues (R$000)

	2Q14				2Q13
Launches	Pre-Sales	% Sales	Launches	Pre-Sales	Launches	Pre-Sales	% Sales	% Receita
2014	42,641	23.5%	5,252	3.0%	-	-	-	-
2013	48,527	26.7%	63,510	35.9%	54,885	32.3%	21,514	8.1%
2012	-	0.0%	-	-	-	-	(3)	-
≤ 2011	90,561	49.8%	111,652	63.1%	114,956	67.7%	240,089	90.1%
Landbank Sale	-	-	(3,491)	-2.0%	-	-	4,903	1.8%
Total	181,728	100.0%	176,923	100.0%	169,841	100.0%	266,504	100.0%
Legacy	90,561	49.8%	108,161	61.1%	114,956	67.7%	244,990	91.9%
New Model	91,167	50.2%	68,762	38.9%	54,885	32.3%	21,514	8.1%

Gross Profit & Margin

Gross profit in 2Q14 reached R$45.8 million, a sharp increase compared to R$8.5 million in 1Q14, and R$19.7 million in the previous year. Gross margin for the quarter also increased significantly, reaching 25.9% compared to 8.0% in 1Q14 and 7.4% in the prior-year period. The improvement in gross margin is due to the following factors: (i) increased average margin of legacy projects in 2Q14, due to the resale, at higher prices, of previously canceled projects; (ii) increased participation of projects launched under the New Business Model, which have higher margins and profitability, as has been observed in recent quarters and more prominently in 2014.

Below is Tenda’s gross margin breakdown in 2Q14. To note, the gross margin of the first projects under Tenda’s new business model benefit from the use of landbank acquired in the past, resulting in increased profitability.

Table 25. Tenda – Gross Margin (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%
Gross Profit	45,769	8,458	441.1%	19,734	131.9%
Gross Margin	25.9%	8.0%	1789 bps	7.4%	1846 bps
( - ) Financial Costs	-8,036	-7,105	13.1%	-15,664	-48.7%
Adjusted Gross Profit	53,805	15,563	245.7%	35,398	52.0%
Adjusted Gross Margin	30.4%	14.7%	1572 bps	13.3%	1713 bps

Selling, General, and Administrative Expenses (SG&A)

During 2Q14, selling, general and administrative expenses totaled R$39.7 million, a 1.9% decrease compared to R$40.5 million in 2Q13.

20

Selling expenses totaled R$14.7 million in 2Q14, a 30.0% decrease y-o-y, due to the sale of units through the segment’s own stores, which started with the implementation of the New Business Model in early 2013. The increase compared to 1Q14 relates to higher sales in the second quarter.

Regarding general and administrative expenses, the sequential decrease is the result of a higher bonus provision of R$8.0 million in 2Q14. Excluding the effect of this provision, in both periods, general and administrative expenses reached R$17.0 million, up 7.7%%, due to the higher level of IT expenses.

Table 26. Tenda – SG&A Expenses (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	14,668	11,787	24.4%	20,969	-30.0%
General & Administ. Expenses	25,012	18,970	31.9%	19,494	28.3%
Total SG&A Expenses	39,680	30,757	29.0%	40,463	-1.9%
Launches	99,011	181,445	-45.4%	33,056	199.5%
Net Pre-Sales	181,728	51,767	251.0%	169,841	7.0%
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%

Adjusted EBITDA

Adjusted EBITDA was negative R$1.9 million in 2Q14, compared to negative adjusted EBITDA of R$5.8 million last year and negative R$24.9 million in 1Q13.

Despite the lower level of revenue, the Company was able to improve its operating performance due to the expansion of its gross margin and efforts to streamline its cost and expense structure.

Table 27. Tenda - Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	-17,983	-37,460	-52.0%	-26,012	-30.9%
(+) Financial results	-1,333	90	-1581.1%	-1,901	-29.9%
(+) Income taxes	4,464	2,575	73.4%	3,532	26.4%
(+) Depreciation & Amortization	4,666	2,816	65.7%	2,464	89.4%
(+) Capitalized interests	8,036	7,105	13.1%	15,664	-48.7%
(+) Expenses w/ stock options	6	19	-68.4%	33	-81.8%
(+) Minority shareholders	237	-58	-508.6%	396	-40.2%
Adjusted EBITDA	-1,907	-24,913	-92.3%	-5,824	-67.3%
Net revenue	176,923	105,951	67.0%	266,504 266,504	-33.6%
Adjusted EBITDA Margin	-1.1%	-23.5%	2244 bps	-2.2%	111 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$61.6 million in 2Q14. The consolidated margin for the quarter was 29.6%.

Table 28. Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Revenues to be recognized	207,912	212,031	-1.9%	315,842	-34.2%
Costs to be recognized (units sold)	-146,349	-144,550	1.2%	-246,516	-40.6%
Results to be Recognized	61,563	67,481	-8.8%	69,326	-11.2%
Backlog Margin	29.6%	31.8%	-7.0%	21.9%	34.9%

21

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2014, cash and cash equivalents, and securities, totaled R$1.3 billion.

Accounts Receivable

At the end of the 2Q14, total consolidated accounts receivable decreased 23.5% y-o-y to R$3.6 billion, and was 4.3% below the R$3.8 billion recorded in the 1Q14.

Currently, the Gafisa and Tenda segments have approximately R$664.8 million in accounts receivable from finished units.

Table 29. Total Receivables (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,563,052	1,703,437	-8.2%	2,229,465	-29.9%
Receivables from PoC – ST (on balance sheet)	1,709,718	1,721,676	-0.7%	2,184,064	-21.7%
Receivables from PoC – LT (on balance sheet)	322,356	332,120	-2.9%	286,913	12.4%
Total	3,595,126	3,757,233	-4.3%	4,700,442	-23.5%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well in the first half. The Company ended 2Q14 with operating cash flow of R$39.1 million, reaching R$146.1 million in 1H14, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$850.6 million was transferred during the period), and; (ii) greater control over the Company’s business cycle.

Free cash generation for the period was negative at R$1.3 million in 2Q14, including the effect of R$3.2 million disbursed in the share buyback program for the period. In 1H14, free cash generation was positive at R$19.2 million. The main non-recurring events that impacted free cash generation were: (i) R$58.5 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital in the amount of R$130.2 million.

Table 30. Cash Generation

	2Q13	3Q13	4Q13	1Q14	2Q14
Availabilities	1,101,160	781,606	2,024,163	1,563,226	1,279,568
Change in Availabilities(1)	-45,016	-319,554	1,242,557	-460,937	-283,658
Total Debt + Investor Obligations	3,620,378	3,639,707	3,183,208	2,967,050	2,687,851
Change in Total Debt + Investor Obligations(2)	18,273	19,329	-456,499	-216,158	-279,199
Other changes (share buyback)(3)	35,634	370,998	-1,520,912	265,284	268,471
Cash Generation in the period (1) + (2) + (3)	-27,655	32,115	178,144	20,505	-4,459
Cash Generation Final	-112,970	-80,855	97,289	20,505	19,233

Liquidity

At the end of June, 2014, the Company’s Net Debt/Equity ratio reached 44.9%, in line with the previous quarter and lower than the ratio of 96.2% recorded in 2Q13.

Excluding project finance, the Net Debt/Equity ratio was negative 16.9%.

The Company's consolidated gross debt reached R$2.7 billion at the end of 2Q14, compared to R$2.9 billion at the end of 1Q14 and R$3.5 billion in 2Q13. As previously announced, the Company has been using part the proceeds of the Alphaville transaction to reduce its gross debt. In the 2Q14, the Company amortized R$483.8 million in debt, of which R$155.7 million was project finance and the remaining R$328.1 million was corporate debt. Considering the 1H14, the amount amortized was R$919.4 million in gross debt, with disbursements of R$236.2 million, allowing for a net amortization of R$683.2 million, or 53.9% of the R$1.3 billion debt maturing until the end of 2014.

22

Table 31. Debt and Investor Obligations

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Debentures - FGTS (A)	925,850	985,084	-6.0%	1,062,142	-12.8%
Debentures - Working Capital (B)	310,052	473,333	-34.5%	697,527	-55.5%
Project Financing SFH – (C)	1,012,618	1,011,377	0.1%	736,328	37.5%
Working Capital (D)	424,669	474,041	-10.4%	996,543	-57.4%
Total (A)+(B)+(C)+(D) = (E)	2,673,189	2,943,835	-9.2%	3,492,540	-23.5%
Investor Obligations (F)	14,662	23,215	-36.8%	127,839	-88.5%
Total debt (E) + (F) = (G)	2,687,851	2,967,050	-9.4%	3,620,379	-25.8%
Cash and availabilities (H)	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Net debt (G)-(H) = (I)	1,408,283	1,403,824	0.3%	2,519,219	-44.1%
Equity + Minority Shareholders (J)	3,138,131	3,129,509	0.3%	2,618,458	19.8%
ND/Equity (I)/(J) = (K)	44.9%	44.9%	2 bps	96.2%	-5133 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-16.9%	-18.9%	8922 bps	27.5%	-6138 bps

The Company ended the second quarter of 2014 with R$983.9 million of total debt due in the short term. It should be noted, however, that 58% of this volume relates to debt linked to the Company's projects.

Table 32 - Debt Maturity

(R$ mil)	Average Cost (a.a.)	Total	Until Mar/15	Until Mar/16	Until Mar/17	Until Mar/18	After Mar/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	925,850	201,961	349,555	274,556	99,778	925,850
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	310,052	151,433	149,779	8,840	-	310,052
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,012,618	361,433	449,991	183,290	17,904	1,012,618
Working Capital (D)	CDI + (1,30% - 3,04%)	424,669	261,509	144,789	18,371	-	424,669
Total (A)+(B)+(C)+(D) = (E)		2,673,189	976,336	1,094,114	485,057	117,682	2,673,189
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	14,662	7,517	4,865	2,280	-	14,662
Total debt (E) + (F) = (G)		2,687,851	983,853	1,098,979	487,337	117,682	2,687,851
% Total maturity per period		-	36.6%	40.9%	18.1%	4.4%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)		-	57.3%	72.8%	93.9%	100.0%	-
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)		-	42.7%	27.2%	6.1%	-	-
Ratio Corporate Debt / Mortgages		28%/72%		-	-	-	-

23

Financial Results

Revenue

On a consolidated basis, net revenue in the 2Q14 totaled R$574.8 million, down 10.3% over the previous year.

In the 2Q14, the Gafisa segment represented 69.2% of revenues and Tenda accounted for the remaining 30.8%.

Gross Profit & Margin

Gross profit in 2Q14 was R$164.9 million, an increase of 69.4% compared to the R$97.3 million reported in 1Q14, and R$143.8 million in the previous year. Gross margin for the quarter reached 28.7%, up 625 bps over the previous year. Adjusted gross profit reached R$205.3 million, with a margin of 35.7%. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins and improved profitability. The increased contribution of more profitable projects to consolidated results can be observed in recent quarters.

Table 33. Gafisa Group – Gross Margin (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%
Gross Profit	164,904	97,348	69.4%	143,798	14.7%
Gross Margin	28.7%	22.5%	619 bps	22.4%	625 bps
( - ) Financial costs	-40,357	-34,745	16.2%	-36,174	-11.6%
Adjusted Gross Profit	205,261	132,093	55.4%	179,972	14.1%
Adjusted Gross Margin	35.7%	30.5%	518 bps	28.1%	763 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$99.5 million in the 2Q14, down 9.5% y-o-y. Compared to the 1Q14, the increase in this line is the result of the following factors: (i) selling expenses related to some projects launched late in the 1Q14; and increased sales volume in the period; and (ii) provision for a bonus in the Tenda segment in the 2Q14.

Table 34. Gafisa Group – SG&A Expenses  (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	43,093 43,093	30,782	40.0%	60,407	-28.7%
General & Administ. Expenses	56,418 56,418	51,419	9.7%	49,599	13.7%
Total SG&A Expenses	99,511	82,201	21.1%	110,006	-9.5%
Launches	413,744	535,379	-22.7%	248,966	66.2%
Net Pre-Sales	433,018	239,323	80.9%	386,752	12.0%
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%

With the turnaround process virtually complete, the Company is seeking to streamline its cost and expense structure and SG&A. For 2014, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$89.8 million in the 2Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 15.6%, compared with a 14.7% margin reported in the previous year and 6.1% reported in 1Q14. In 1H14, consolidated EBITDA was R$116.3 million, with a margin of 11.6%.

24

Table 35. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	-851	-39,791	-97.9%	-14,145	-94.0%
(+) Financial Results	3,072	7,914	-61.2%	33,662	-90.9%
(+) Income taxes	11,672	6,597	76.9%	6,993	66.9%
(+) Depreciation & Amortization	15,977	14,022	13.9%	11,022	45.0%
(+) Capitalized interests	40,357	34,745	16.2%	36,174	11.6%
(+) Expenses w/ stock options	20,815	3,589	480.0%	4,884	326.2%
(+) Minority shareholders	-1,204	-606	98.7%	15,331	-107.9%
Adjusted EBITDA	89,838	26,470	239.4%	93,921	-4.3%
Net Revenues	574,830	432,701	32.8%	640,864	-10.3%
Margem EBITDA Ajustada	15.6%	6.1%	951 bps	14.7%	97 bps

(1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Depreciation and Amortization

Depreciation and amortization in the 2Q14 reached R$16.0 million, an increase compared with the R$11.0 million recorded in the 2Q13.

Financial Results

The net financial result was negative R$3.1 million in the 2Q14, an improvement compared to a net financial result of negative R$33.7 million in 2Q13 and negative R$7.9 million in the previous quarter. Financial revenues totaled R$38.0 million, a 126.6% y-o-y increase due to higher cash balances and higher average interest rates in the period. Financial expenses reached R$41.0 million, compared to R$50.4 million in 2Q13, impacted by lower debt volume and also by higher interest rates in the period.

Taxes

Income taxes, social contribution and deferred taxes for 2Q14 amounted to R$11.7 million.

Net Income

Gafisa Group ended the 2Q14 with a net loss of R$0.8 million. Excluding the equity income of Alphaville, the Company’s net loss was R$8.4 million in the quarter, compared to a net loss of R$56.6 million recorded in 2Q13. In 1H14, net income was negative R$40.6 million.

Table 36 – Consolidated - Net Results - (R$000)

	2T14	2T13
Net Revenue	574,830	640,864
Gross Profit	164,904	143,798
Gross Margin	28,7%	22,4%
Adjusted Gross Profit	205,261	179,972
Adjusted Gross Margin	35,7%	28,1%
Adjusted EBITDA	89,838	93,921
Net Income	-851	-14,145
(-) Alphaville Equity Income	-8,392	-42,473
Net Profit Ex-Alphaville	-9,243	-56,618

25

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$531.9 million in the 2Q14. The consolidated margin for the quarter was 35.3%.

Table 37. Gafisa Group - Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Revenues to be recognized	1,506,001	1,641,262	-8.2%	2,148,090	-29.9%
Costs to be recognized (units sold)	-974,077	-1,047,507	-7.0%	-1,439,456	-32.3%
Results to be Recognized	531,924	593,755	-10.4%	708.634	-24.9%
Backlog Margin	35.3%	36.2%	-2.4%	33.0%	7.1%

26

Alphaville sells R$ 303 million in the first semester of 2014

São Paulo, August 8th, 2014 – Alphaville Urbanismo SA releases its results for the 2nd quarter 2014 (2Q14 and 6M14), which are subjected to review by auditors.

Launches

            The company ended the 2nd quarter of 2014 with R$ 206 million in launches, a 3% decline when compared to 2Q13.

            During the first six months of 2014, launch volumes totaled R$ 309 million, 4% below the same period of last year.

Sales

            The second quarter sales volume totaled R$ 183 million, 10% above sales in 2Q13.

            In the first semester of 2014, sales totaled R$ 303 million, representing an increase of 9% over the first semester of 2013.

27

Financial Results

            During 2Q14, net revenues were R$ 219 million and net profit was R$ 26 million, a reduction of 6.3% and 21.3% when compared to 2Q13.

            In the first six months of 2014, net revenues totaled R$ 371 million, 6.0% lower than the first half of 2013. In the same period, net profit was R$ 17 million, 76% below the result of 1H13.

            The lower net profit is a result of lower revenues, the non-cash impact of the SELIC change on the NPV of receivables, non-recurring expenses associated to the spin-off of the back office from Gafisa and increased financial expenses.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3030-6314.

28

OUTLOOK

First half launches totaled R$949.1 million, representing 41.3% of the midpoint of full year guidance. Gafisa segment accounted for 70.5% of launches and Tenda represented the remaining 29.5%.

Launches Guidance (2014E)

Table 39. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	949.1 million	41%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	413.7 million	42%
Tenda Launches	R$600 – R$800 mn	249.0 million	41%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.9% since the beginning of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 40. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	OK

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment are expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%. Please note that this guidance is conditional upon market conditions and overall demand for launches.

Table 41. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1H14
Gafisa	7.5%	11.6%
Tenda	Not Applicable	-

Table 42. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 43. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

29

FINANCIAL  STATEMENTS  GAFISA SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	397,907	326,750	21.8%	374,360	6.3%	724,657	741,644	-2.3%
Operating Costs	-278,772	-237,860	17.2%	-250,295	11.4%	-516,632	-529,812	-2.5%
Gross profit	119,135	88,890	34.0%	124,065	-4.0%	208,025	211,832	-1.8%
Gross Margin	29.9%	27.2%	10.1%	33.1%	-9.7%	28.7%	28.6%	0.5%
Operating Expenses
Selling Expenses	-28,425	-18,995	49.6%	-39,438	-27.9%	-47,420	-73,879	-35.8%
General and Administrative Expenses	-31,406	-32,449	-3.2%	-30,105	4.3%	-63,855	-60,478	5.6%
Other Operating Revenues / Expenses	-24,351	-15,991	52.3%	-12,649	92.5%	-40,340	-16,345	146.8%
Depreciation and Amortization	-11,311	-11,206	0.9%	-8,558	32.2%	-22,517	-15,044	49.7%
Equity pickup	3,662	-1,282	-385.6%	-9,962	-136.8%	2,380	-10,952	-121.7%
Operational Result	27,304	8,967	204.5%	23,353	16.9%	36,273	35,134	3.2%
Financial Income	24,160	31,160	-22.5%	9,237	161.6%	55,320	17,465	216.7%
Financial Expenses	-28,565	-38,984	-26.7%	-44,800	-36.2%	-67,549	-105,125	-35.7%
Net Income Before Taxes on Income	22,899	1,143	1903.6%	-12,210	-287.6%	24,044	-52,526	-145.8%
Deferred Taxes	-91	-292	-68.8%	-450	-79.8%	-383	-465	-17.6%
Income Tax and Social Contribution	-7,117	-3,730	90.8%	-3,011	136.4%	-10,847	-5,911	83.5%
Net Income After Taxes on Income	15,691	-2,879	-645.1%	-15,671	-200.1%	12,814	-58,902	-121.8%
Net income form discontinued operations	0	0	0.0%	42,473	-100.0%	0	80,765	-100.0%
Minority Shareholders	-1,441	-548	163.0%	14,935	-110.0%	-1,989	21,617	-109.2%
Net Result	17,132	-2,331	-835.0%	11,867	44.4%	14,803	246	5913.3%

30

FINANCIAL  STATEMENTS  TENDA  SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	176,923	105,951	67.0%	266,504	-33.6%	282,874	406,769	-30.5%
Operating Costs	-131,154	-97,493	34.5%	-246,770	-46.9%	-228,647	-396,658	-42.4%
Gross profit	45,769	8,458	441.1%	19,734	131.9%	54,227	10,111	436.3%
Gross Margin	25.9%	8.0%	224.1%	7.4%	249.4%	19.2%	2.5%	671.2%
Operating Expenses
Selling Expenses	-14,668	-11,787	24.4%	-20,969	-30.0%	-26,455	-41,748	-36.6%
General and Administrative Expenses	-25,012	-18,970	31.9%	-19,494	28.3%	-43,982	-42,126	4.4%
Other Operating Revenues / Expenses	-14,968	-10,003	49.6%	3,735	-500.7%	-24,971	614	-4166.9%
Depreciation and Amortization	-4,666	-2,816	65.7%	-2,464	89.4%	-7,482	-5,387	38.9%
Equity pickup	-1,070	265	-503.8%	-4,527	-76.4%	-805	14,582	-105.5%
Operational Result	-14,615	-34,853	-58.1%	-23,985	-39.1%	-49,468	-63,954	-22.7%
Financial Income	13,805	13,036	5.9%	7,520	83.6%	26,841	18,222	47.3%
Financial Expenses	-12,472	-13,126	-5.0%	-5,619	122.0%	-25,598	-13,390	91.2%
Net Income Before Taxes on Income	-13,282	-34,943	-62.0%	-22,084	-39.9%	-48,225	-59,122	-18.4%
Deferred Taxes	-1,771	759	-333.3%	-1,341	32.1%	-1,012	-3,800	-73.4%
Income Tax and Social Contribution	-2,693	-3,334	-19.2%	-2,191	22.9%	-6,027	-3,253	85.3%
Net Income After Taxes on Income	-17,746	-37,518	-52.7%	-25,616	-30.7%	-55,264	-66,175	-16.5%
Minority Shareholders	237	-58	-508.6%	396	-40.2%	179	3,690	-95.1%
Net Result	-17,983	-37,460	-52.0%	-26,012	-30.9%	-55,443	-69,865	-20.6%

31

CONSOLIDATED FINANCIAL STATEMENTS

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	574,830	432,701	32.8%	640,864	-10.3%	1,007,531	1,148,414	-12.3%
Operating Costs	-409,926	-335,353	22.2%	-497,066	-17.5%	-745,279	-926,471	-19.6%
Gross profit	164,904	97,348	69.4%	143,798	14.7%	262,252	221,943	18.2%
Gross Margin	28.7%	22.5%	27.5%	22.4%	27.9%	26.0%	19.3%	34.7%
Operating Expenses
Selling Expenses	-43,093	-30,782	40.0%	-60,407	-28.7%	-73,875	-115,627	-36.1%
General and Administrative Expenses	-56,418	-51,419	9.7%	-49,599	13.7%	-107,837	-102,604	5.1%
Other Operating Revenues / Expenses	-39,319	-25,994	51.3%	-8,914	341.1%	-65,311	-15,731	315.2%
Depreciation and Amortization	-15,977	-14,022	13.9%	-11,022	45.0%	-29,999	-20,431	46.8%
Equity pickup	2,592	-1,017	-354.9%	-14,488	-117.9%	1,575	3,631	-56.6%
Operational Result	12,689	-25,886	-149.0%	-632	-2107.8%	-13,195	-28,819	-54.2%
Financial Income	37,965	44,196	-14.1%	16,757	126.6%	82,161	35,688	130.2%
Financial Expenses	-41,037	-52,110	-21.2%	-50,419	-18.6%	-93,147	-118,515	-21.4%
Net Income Before Taxes on Income	9,617	-33,800	-128.5%	-34,294	-128.0%	-24,181	-111,646	-78.3%
Deferred Taxes	-1,862	467	-498.7%	-1,790	4.0%	-1,395	-4,264	-67.3%
Income Tax and Social Contribution	-9,810	-7,064	38.9%	-5,202	88.6%	-16,874	-9,165	84.1%
Net Income After Taxes on Income	-2,055	-40,397	-94.9%	-41,286	-95.0%	-42,450	-125,075	-66.1%
Net income from discontinued operations	0	0	0.0%	42,473	-100.0%	0	80,765	-100.0%
Minority Shareholders	-1,204	-606	98.7%	15,331	-107.9%	-1,810	25,307	-107.2%
Net Result	-851	-39,791	-97.9%	-14,144	-94.0%	-40,640	-69,617	-41.6%

32

BALANCE SHEET GAFISA SEGMENT
	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	618,119	594,712	3.9%	768,869	-19.6%
Receivables from clients	424,221	461,984	-8.2%	800,101	-47.0%
Properties for sale	527,646	526,490	0.2%	594,874	-11.3%
Other accounts receivable	131,914	126,842	4.0%	471,687	-72.0%
Prepaid expenses and others	-	7,125	-100.0%	9,743	-100.0%
Properties for sale	98,564	103,675	-4.9%	128,570	-23.3%
	1,800,464	1,820,828	-1.1%	2,773,844	-35.1%
Long-term Assets
Receivables from clients	23,760	22,802	4.2%	22,755	4.4%
Properties for sale	110,772	137,394	-19.4%	133,242	-16.9%
Other	86,017	83,012	3.6%	79,662	8.0%
	220,549	243,208	-9.3%	235,659	-6.4%
Intangible	39,429	35,314	11.7%	37,432	5.3%
Investments	193,544	208,193	-7.0%	204,944	-5.6%

Total Assets	2,253,986	2,307,543	-2.3%	3,251,879	-30.7%

Current Liabilities
Loans and financing	74,395	81,049	-8.2%	117,555	-36.7%
Debentures	98,928	219,201	-54.9%	184,054	-46.3%
Obligations for purchase of land and clients	71,442	45,197	58.1%	101,397	-29.5%
Materials and service suppliers	20,732	35,591	-41.7%	27,372	-24.3%
Taxes and contributions	90,748	59,894	51.5%	80,986	12.1%
Other	317,405	340,651	-6.8%	121,705	160.8%
	673,650	781,583	-13.8%	633,069	6.4%
Long-term Liabilities
Loans and financings	58,295	86,943	-33.0%	171,151	-65.9%
Debentures	300,000	200,000	50.0%	548,224	-45.3%
Obligations for purchase of land and clients	3,175	13,593	-76.6%	3,388	-6.3%
Deferred taxes	10,643	8,872	20.0%	12,297	-13.4%
Provision for contingencies	65,783	57,630	14.1%	55,123	19.3%
Other	67,850	66,587	1.9%	55,153	23.0%
	505,746	433,625	16.6%	845,336	-40.2%
Shareholders' Equity
Shareholders' Equity	1,049,799	1,067,782	-1.7%	1,735,903	-39.5%
Non-controlling interests	24,791	24,553	1.0%	37,570	-34.0%
	1,074,590	1,092,335	-1.6%	1,773,473	-39.4%
Liabilities and Shareholders' Equity	2,253,986	2,307,543	-2.3%	3,251,879	-30.7%

33

BALANCE SHEET TENDA SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	618,118	594,712	3.9%	768,869	-19.6%
Receivables from clients	424,221	461,984	-8.2%	800,101	-47.0%
Properties for sale	527,646	526,490	0.2%	594,874	-11.3%
Other accounts receivable	131,917	126,842	4.0%	471,687	-72.0%
Prepaid expenses and other	-	7,125	-100.0%	9,743	-100.0%
Properties for sale	98,564	103,675	-4.9%	128,570	-23.3%
	1,800,466	1,820,828	-1.1%	2,773,844	-35.1%
Long-term Assets
Receivables from clients	23,760	22,802	4.2%	22,755	4.4%
Properties for sale	110,772	137,394	-19.4%	133,242	-16.9%
Other	86,016	83,012	3.6%	79,662	8.0%
	220,549	243,208	-9.3%	235,659	-6.4%
Intangible	39,429	35,314	11.7%	37,432	5.3%
Investments	193,544	208,193	-7.0%	204,944	-5.6%

Total Assets	2,253,987	2,307,543	-2.3%	3,251,879	-30.7%

Current Liabilities
Loans and financing	74,395	81,049	-8.2%	117,555	-36.7%
Debentures	98,928	219,201	-54.9%	184,054	-46.3%
Obligations for purchase of land and clients	71,442	45,197	58.1%	101,397	-29.5%
Materials and service suppliers	20,732	35,591	-41.7%	27,372	-24.3%
Taxes and contributions	90,748	59,894	51.5%	80,986	12.1%
Other	317,403	340,651	-6.8%	121,705	160.8%
	673,648	781,583	-13.8%	633,069	6.4%
Long-term Liabilities
Loans and financings	58,295	86,943	-33.0%	171,151	-65.9%
Debentures	300,000	200,000	50.0%	548,224	-45.3%
Obligations for purchase of land	3,175	13,593	-76.6%	3,388	-6.3%
Deferred taxes	10,643	8,872	20.0%	12,297	-13.4%
Provision for contingencies	65,783	57,630	14.1%	55,123	19.3%
Other	67,853	66,587	1.9%	55,153	23.0%
	505,749	433,625	16.6%	845,336	-40.2%
Shareholders' Equity
Shareholders' Equity	1,049,799	1,067,782	-1.7%	1,735,903	-39.5%
Non-controlling interests	24,791	24,553	1.0%	37,570	-34.0%
	1,074,590	1,092,335	-1.6%	1,773,473	-39.4%
Liabilities and Shareholders' Equity	2,253,987	2,307,543	-2.3%	3,251,879	-30.7%

34

CONSOLIDATED BALANCE SHEETS

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Receivables from clients	1,709,718	1,721,676	-0.7%	2,184,064	-21.7%
Properties for sale	1,684,216	1,610,016	4.6%	1,701,549	-1.0%
Other accounts receivable	217,263	176,544	23.1%	186,866	16.3%
Prepaid expenses and other	26,223	30,331	-13.5%	47,632	-44.9%
Properties for sale	-	-	-	1,521,277	-100.0%
Financial Instruments	-	-	-	3,133	-
	4,916,988	5,101,793	-3.6%	6,745,681	-27.1%
Long-term Assets
Receivables from clients	322,356	332,120	-2.9%	286,913	12.4%
Properties for sale	578,480	653,174	-11.4%	469,644	23.2%
Other	292,260	288,631	1.3%	285,816	2.3%
	1,193,096	1,273,925	-6.3%	1,042,373	14.5%
Intangible	145,657	139,726	4.2%	149,850	-2.8%
Investments	1,032,662	1,102,619	-6.3%	554,840	86.1%

Total Assets	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%

Current Liabilities
Loans and financing	622,942	560,458	11.1%	487,118	27.9%
Debentures	353,394	601,435	-41.2%	385,757	-8.4%
Obligations for purchase of land and clients	364,637	360,200	1.2%	478,054	-23.7%
Materials and service suppliers	76,619	138,536	-44.7%	101,194	-24.3%
Taxes and contributions	117,728	112,735	4.4%	155,716	-24.4%
Obligation for investors	7,517	12,421	-39.5%	113,396	-93.4%
Obligation for Assets for sale	-	-	-	727,005	-100.0%
Other	551,057	540,850	1.9%	425,202	29.6%
	2,093,894	2,326,635	-10.0%	2,873,442	-27.1%
Long-term Liabilities
Loans and financings	814,345	924,960	-12.0%	1,245,753	-34.6%
Debentures	882,508	856,982	3.0%	1,373,912	-35.8%
Obligations for purchase of land	70,158	82,815	-15.3%	54,728	28.2%
Deferred taxes	55,310	54,004	2.4%	76,701	-27.9%
Provision for contingencies	133,528	124,997	6.8%	124,081	7.6%
Obligation for investors	7,145	10,794	-33.8%	14,443	-50.5%
Other	93,384	107,367	-13.0%	111,226	-16.0%
	2,056,378	2,161,919	-4.9%	3,000,844	-31.5%
Shareholders' Equity
Shareholders' Equity	3,116,182	3,106,356	0.3%	2,449,326	27.2%
Non controlling interests	21,949	23,153	-5.2%	169,132	-87.0%
	3,138,131	3,129,509	0.3%	2,618,458	19.8%
Liabilities and Shareholders' Equity	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%

35

CASH FLOW

	2Q14	2Q13	1H14	1H13
Income Before Taxes on Income	9.617	-73.790	-24.181	-111.646
Expenses (income) not affecting working capital	155.825	25.813	220.278	71.399
Depreciation and amortization	15.977	10.134	29.999	20.431
Impairment allowance	2.673	-853	379	-418
Write-off goodwill Cipesa	-	-490	-	-
Expense on stock option plan	20.816	4.631	24.405	9.545
Penalty fee over delayed projects	-63	-10.735	-675	-12.098
Unrealized interest and charges, net	46.668	-13.260	70.624	19.424
Equity pickup	-2.592	18.182	-1.575	-3.631
Disposal of fixed asset	482	3.616	2.197	5.186
Warranty provision	-7.479	-5.310	-10.957	-2.440
Provision for contingencies	25.647	8.276	51.796	15.238
Profit sharing provision	11.636	4.880	16.425	17.427
Allowance (reversal) for doubtful debts	1.280	7.001	-3.306	-2.965
Investments write-off	41.211	-	41.211	-
Profit / Loss from financial instruments	-431	-259	-245	5.700
Clients	365	5.094	179.022	96.826
Properties for sale	-4.291	-18.605	-81.378	-127.903
Other receivables	-10.634	-14.330	-2.398	-23.073
Deferred selling expenses and pre-paid expenses	4.107	7.776	8.964	13.890
Obligations on land purchases	-8.219	29.341	-53.554	24.620
Taxes and contributions	-4.816	7.143	-31.088	-17.103
Accounts payable	-60.673	54.655	-1.479	13.537
Salaries, payroll charges and bonus provision	-44.962	-41.789	-45.826	-39.326
Other accounts payable	11.507	5.467	-31.948	75.236
Current account operations	-18.699	-1.825	-51.270	-13.697
Paid taxes	-	258	-84.682	-3.934
Cash used in operating activities	29.127	-14.792	460	-41.174
Investments
Purchase of property and equipment	-22.390	-22.169	-35.128	-37.522
Redemption of securities, restricted securities and loans	1.428.966	2.035.215	2.544.749	2.641.860
Investments in marketable securities, restricted securities	-1.199.724	-2.055.909	-1.880.258	-2.450.241
Investments increase	-15.568	3.502	-21.082	-3.876
Dividends receivables	42.676	3.265	45.301	5.265
Cash used in investing activities	233.960	-36.096	653.582	155.486
Financing
Capital increase	-	4.863	-	4.863
Contributions from venture partners	-8.554	4.098	-109.018	-108.583
Increase in loans and financing	203.522	643.414	378.913	948.313
Repayment of loans and financing	-520.835	-597.593	-835.876	-857.622
Purchase of treasury shares	-3.186	-35.634	-51.353	-39.970
Dividend payments	-	-	-117.125	-
Proceeds from subscription of redeemable equity interest	-	-6.571	-	-5.089
Operations of mutual	4.642	-5.344	-6.598	-11.677
Sale of treasury shares	13.480	-	13.480	-
Result of sale of treasury shares	-6.570	-	-6.570	-
Net cash provided by financing activities	-317.501	7.233	-734.147	-69.765
Net increase (decrease) in cash and cash equivalents	-54.414	-43.655	-80.105	44.547
the beginning of the period	189.503	-155.754	215.194	432.202
At the end of the period	135.089	-199.409	135.089	476.749
Net increase (decrease) in cash and cash equivalents	-54.414	-43.655	-80.104	44.547

36

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

 As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer